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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2004

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

RIMFIRE MINERALS CORPORATION TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

News Release

Rimfire and AngloGold Sign Third Property Agreement on Pogo Trend

PR04-12

Vancouver, Canada (June 22, 2004):  David Caulfield, President and CEO of Rimfire Minerals Corporation is pleased to report that AngloGold (U.S.A.) Exploration Inc. has signed an option agreement to explore the Beverly claim group, on the eastern boundary of Teck Cominco/Sumitomo’s Pogo Property, host to the 4.5 million oz Pogo Gold Deposit.  In addition to the Beverly property, Rimfire and AngloGold are partnered on the ER and Eagle joint ventures, also located in the Goodpaster District, Alaska.

Under terms of the agreement, AngloGold may earn a 50% interest in the joint venture by spending US$1,000,000 and paying Rimfire US$200,000 in staged cash payments over four years. AngloGold may increase its interest to 70% by incurring an additional US$600,000 in exploration expenditures. AngloGold also agrees to make cash payments totalling CDN$75,000 at certain exploration milestones as required by an underlying purchase agreement. Rimfire, at its election, may request that AngloGold fund Rimfire’s proportionate share of expenditures once AngloGold has vested its interest. Rimfire’s share of exploration expenses will be deemed a loan and payable only upon a positive decision to mine. Rimfire may also elect to have AngloGold, for an additional 5% participating interest, carry the loan and continue to fund all expenses incurred under the joint ventures through to commercial production. The loaned amounts will be paid out of Rimfire’s proportionate share of production proceeds.

The Beverly claim group consists of 202 Alaska state mining claims located along the southeast trace of the Pogo Trend. Previous exploration at the Beverly, limited to reconnaissance-scale prospecting, mapping, airborne geophysics and soil sampling, is highlighted by a 1.0 by 1.0 km area of anomalous gold and pathfinder element soil geochemistry, strongly anomalous silt samples (1020 ppb Au and 890 ppb Au) and float boulders assaying 2.4 g/t Au.

“We firmly believe the Goodpaster District will develop into one of the premier gold exploration districts in North America now that the Pogo mine is under construction. AngloGold continues to aggressively expand its presence in the district, and together with Rimfire, jointly controls some of the most favourable ground in the area. Rimfire is pleased to continue its partnership with AngloGold in the pursuit of significant gold discoveries in the Pogo District.” states Mark Baknes, VP of Exploration, Rimfire Minerals Corporation.

In addition to the three AngloGold joint ventures, Rimfire holds four wholly owned claim groups on the Pogo Gold Trend. Rimfire’s land holdings in the area total 78.0 sq. miles (50,000 acres).

Other News:

Rimfire reports that incentive stock options have been granted to an employee of the company, subject to approval by the TSX Venture Exchange.  A total of 150,000 options were granted at an exercise price of $0.96, vesting over a two-year period.  The options expire June 18, 2009.

Rimfire is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold and silver properties in British Columbia and Alaska. Partners include AngloGold (U.S.A.) Exploration Inc., Newmont Mining Company, Northgate Exploration Limited, Cangold Limited, and Serengeti Resources Inc.

On behalf of Rimfire Minerals Corporation

“David A. Caulfield”

David A. Caulfield, President

If you have an E-mail address and would prefer to receive Rimfire’s news through this format, please E-mail us at info@rimfire.bc.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

June 21, 2004

Item 3

Press Release:

Date of Issue

Place of Issue

June 22, 2004

Vancouver, British Columbia

Market News Publishing Inc., Canada Stockwatch,

The Northern Miner

(*Delivery to news services does not guarantee publication or broadcast.)

Item 4

Summary of Material Change:

Rimfire Minerals Corporation announces report that AngloGold (U.S.A.) Exploration Inc. has signed an option agreement to explore the Beverly claim group located in the Goodpaster District, Alaska.

Item 5

Full Description of Material Changes:

Rimfire Minerals Corporation announces report that AngloGold (U.S.A.) Exploration Inc. has signed an option agreement to explore the Beverly claim group located in the Goodpaster District, Alaska. Under terms of the agreement, AngloGold may earn a 50% interest in the joint venture by spending US$1,000,000 and paying Rimfire US$200,000 in staged cash payments over four years. AngloGold may increase its interest to 70% by incurring an additional US$600,000 in exploration expenditures. AngloGold also agrees to make cash payments totalling CDN$75,000 at certain exploration milestones as required by an underlying purchase agreement. Rimfire, at its election, may request that AngloGold fund Rimfire’s proportionate share of expenditures once AngloGold has vested its interest. Rimfire’s share of exploration expenses will be deemed a loan and payable only upon a positive decision to mine.

Technical Report filed as part of the Goodpaster Properties under SEDAR project #00615501 on February 23, 2004.

Item 6

Reliance on Section 85(2) of the Act:

Not applicable

Item 7

Omitted Information:

Not applicable.

Item 8

Senior Officers:

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	Henry J. Awmack, Director 700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660

Item 9

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 28th day of June, 2004.

RIMFIRE MINERALS CORPORATION

“David A. Caulfield”

David A. Caulfield, President and CEO

Form53-901F

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:              “David A. Caulfield”

David A. Caulfield, President

Date

June 28, 2004